KETZA IP TARGET PROVES TO BEAR SIGNIFICANT GOLD INTERCEPTS

Vancouver, BC – October 6, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional favorable results from its on-going 2010 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and it is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

The recently received assay results are from the QB Zone – Deep Induced Polarization (“IP”) Target that was generated from a Titan-24 survey conducted in August of 2009. The QB Zone hosts a gold resource, as identified in the most recent NI-43-101 Technical Report dated April 14, 2008 (which can be found on our website here: http://www.yukon-nevadagold.com/s/KetzaManto.asp?ReportID=296836), that is hosted in siliciclastic rocks with quartz veins, disseminated sulfides, and quartz-breccia zones. All drill holes referenced in this news release are diamond drill holes completed from one drill rig at the same drill pad between January and March, 2010 and for which assays were recently received.

The geophysical survey identified a zone of chargeability and conductivity beneath the existing near-surface QB Zone resource (see Figure 1 Plan Map posted on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/QBZoneDeepIP.pdf). The top of the IP anomaly starts at approximately 700 meters below the surface. The first two drill holes (KR-10-1477 and KR-10-1478) encountered significant intervals of fault zones and failed to reach their target depths (IP anomaly zones) before being lost due to very poor rock conditions.

Drill hole number KR-10-1479, was completed to 862 meters (2,827 feet) and encountered several zones of Au mineralization prior to reaching the depth of the IP target. The rock in the bottom half of this drill hole averages about 3 percent total sulfides and is sufficiently high enough to explain the IP anomaly. No intrusive rock was intersected.

Assay results, conducted by ALS Laboratory Group at their North Vancouver facility, are presented in the following table. The best intercept of the three drill holes was from KR-10-1478 which intersected 7.8 meters grading 2.53 g/t Au from 196.30 to 204.10 m. Another mineralized intercept in drill hole number KR-10-1479 from 639.52 to 640.55 m intersected 1.03 m averaging 11.60 g/t Au. Assayed intervals from drill hole KR-10-1479 contained anomalous gold throughout much of its length.

Summary of Significant Intercepts from the QB Zone – Deep IP Target

Drill Hole Number	From (m)	To (m)	Thickness (m)*	Grade (g/t)
KR-10-1477 (Drill hole did not reach target depth)	131.65	132.24	0.59	4.28
	232.81	233.72	0.91	2.22
KR-10-1478 (Drill hole did not reach target depth)	115.48	115.84	0.36	1.95
	196.30	204.10	7.80	2.53
	208.97	209.94	0.97	7.83
	210.74	210.97	0.23	1.07
	308.25	309.52	1.27	2.19
	324.53	326.52	1.99	3.45
	338.80	339.92	1.12	1.69
KR-10-1479	86.06	87.05	0.99	8.50
	106.37	106.75	0.38	6.24
	109.66	109.87	0.21	1.16
	163.68	166.73	3.05	2.22
	356.18	357.51	1.33	3.92
	409.32	410.35	1.03	1.86
	598.39	599.26	0.87	3.87
	639.52	640.55	1.03	11.60
	670.50	672.70	2.20	4.87
	743.90	746.89	2.99	2.30

*Notes:	(1)	With the limited drilling, true thickness values of the mineralized intercepts are not known;

	(2)	(All drill holes completed from the same drill pad at approximately 645770E and 6826609N and 1697 m elevation;

	(3)	drill hole number KR-10-1477 was drilled to total depth of 300.84 m; drill hole number KR-10-1478 was drilled to total depth of 438.0 m

These recent drill intercepts from the QB Zone – Deep IP Target were not included in the data used for the NI 43-101 resource estimate released on April 14, 2008 and therefore could lead to an increase in the resource at the Ketza River project. Additional IP anomalies from the Titan-24 survey remain to be drill tested in future drill hole programs.

This news release was reviewed and approved by the Chief Geologist for the Ketza River project, Ed Gates (M.Sc., P.Geo), and Vice President of Exploration for Yukon-Nevada Gold Corp., Todd Johnson (M. Sc.). Ed Gates is the qualified person for the purpose of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.

Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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